UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

FOR THE MONTH OF SEPTEMBER 2003
INTERIM REPORT FOR THE
NINE MONTHS ENDED SEPTEMBER 30, 2003

Commission file number 0 – 9079

REVENUE PROPERTIES COMPANY LIMITED
(Incorporated under the laws of Ontario, Canada)
THE COLONNADE, SUITE 300
131 BLOOR STREET WEST
TORONTO, ONTARIO, CANADA M5S 1R1
Tel: (416) 963-8100      Fax: (416) 963-8512

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __x__	Form 40-F _____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________	No __x__

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-______.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

“Antony K. Stephens”

October 28, 2003	Antony K. Stephens
President

“Paul Miatello”

October 28, 2003	Paul Miatello
Vice-President, Finance

REVENUE PROPERTIES COMPANY LIMITED
Interim report for the three and nine months ended September 30, 2003

INDEX	Page number

Consolidated Balance Sheets -
September 30, 2003 and December 31, 2002	3

Consolidated Statements of Income -
Three and nine months ended September 30, 2003 and 2002	4

Consolidated Statements of Deficit -
Three and nine months ended September 30, 2003 and 2002	5

Consolidated Statements of Funds from Continuing Operations -
Three and nine months ended September 30, 2003 and 2002	5

Consolidated Statements of Cash Flow -
Three and nine months ended September 30, 2003 and 2002	6

Notes to Consolidated Financial Statements	7 - 10

Report to Shareholders	11

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED BALANCE SHEETS

	September 30	December 31
(in thousands of Canadian dollars)	2003	2002

	(unaudited)
ASSETS
Rental properties	$160,072	$161,962
Properties held for development and sale	6,823	6,787
Cash and cash equivalents	826	5,700
Portfolio investments (Note 2)	34,299	28,985
Mortgages and advances receivable (Notes 3, 11)	26,841	5,318
Other assets	5,638	4,216

	$234,499	$212,968

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (Note 5)	$ 87,297	$ 44,671
Convertible debentures (Note 6)	15,085	44,408
Bank indebtedness (Note 4)	6,833	--
Accounts payable and accrued liabilities	9,349	11,295
Future income tax liability	7,178	5,899

	125,742	106,273
Shareholders' equity	108,757	106,695

	$234,499	$212,968

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF INCOME

(unaudited, in thousands of Canadian dollars,	Three months ended		Nine months ended
except per share amounts)	September 30		September 30
	2003	2002	2003	2002

RENTAL OPERATIONS
Revenue	$12,533	$13,203	$38,072	$44,173
Property operating expenses	6,151	7,529	18,705	26,156

	6,382	5,674	19,367	18,017

REAL ESTATE SALES
Sales	682	1,719	796	6,048
Cost of sales	485	1,524	588	5,706

	197	195	208	342

Other operating (income) expenses:
Interest	2,021	1,902	6,283	7,072
General and administrative	738	990	2,276	3,285
Interest and other income	(715)	(932)	(2,300)	(1,092)
Foreign exchange loss (gain)	(37)	368	1,540	644
Depreciation and amortization	1,197	1,154	3,523	4,260

	3,204	3,482	11,322	14,169

OPERATING INCOME	3,375	2,387	8,253	4,190
Reduction of foreign currency translation account	--	--	--	10,520
Gain on sale of rental property	--	--	--	23,940
Loss on redemption and repurchase
of convertible debentures	(338)	--	(338)	(992)

INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	3,037	2,387	7,915	37,658
Income taxes
Current	303	89	934	(233)
Future	246	(189)	1,279	7,638

	549	(100)	2,213	7,405

INCOME FROM CONTINUING OPERATIONS	2,488	2,487	5,702	30,253
Loss from discontinued operations	--	--	--	(533)

NET INCOME	$ 2,488	$ 2,487	$ 5,702	$29,720

Per basic and diluted common share (Notes 7, 8)
Income per common share from continuing operations
Basic	$0.16	$0.17	$0.31	$3.02
Diluted	$0.15	$0.16	$0.31	$1.79
Income per common share
Basic	$0.16	$0.17	$0.31	$2.96
Diluted	$0.15	$0.16	$0.31	$1.76
Weighted average number of shares (in thousands)
Basic (Notes 7 and 8)	9,216	9,169	9,203	9,160
Diluted (Notes 7 and 8)	15,770	15,753	9,212	17,639

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF DEFICIT

	Three months ended		Nine months ended
	September 30		September 30
(unaudited, in thousands of Canadian dollars)	2003	2002	2003	2002

Deficit at beginning of period	$147,456	$152,006	$146,224	$174,981
Net income for the period	(2,488)	(2,487)	(5,702)	(29,720)
Dividends	1,290	1,283	3,866	3,849
Provision for settlement of convertible debentures	984	890	2,854	2,582

Deficit at end of period	$147,242	$151,692	$147,242	$151,692

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF FUNDS FROM CONTINUING OPERATIONS

	Three months ended		Nine months ended
	September 30		September 30
(unaudited, in thousands of Canadian dollars)	2003	2002	2003	2002

Income from continuing operations	$2,488	$2,487	$ 5,702	$30,253
Add (deduct) non-cash items:
Depreciation and amortization	1,247	1,228	3,707	4,482
Future income taxes	246	(189)	1,279	7,638
Gain on sale of rental property	--	--	--	(23,940)
Reduction of foreign currency translation account	--	--	--	(10,520)
Loss on redemption and repurchase of
convertible debentures	338	--	338	992
Other	(51)	--	(877)	15

FUNDS FROM CONTINUING OPERATIONS	$4,268	$3,526	$10,149	$ 8,920

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

	Three months ended		Nine months ended
	September 30		September 30
(unaudited, in thousands of Canadian dollars)	2003	2002	2003	2002

OPERATING ACTIVITIES
Funds from continuing operations	$ 4,268	$ 3,526	$10,149	$ 8,920
Re-leasing costs	(102)	(605)	(669)	(1,176)
Amortization of discount of convertible debentures	8	129	244	556
Net change in other assets and liabilities	(3,224)	(1,940)	(4,393)	(2,424)

	950	1,110	5,331	5,876
Cash flow used in discontinued operations	--	--	--	(304)

	950	1,110	5,331	5,572

INVESTING ACTIVITIES
Acquisition and development of rental properties	(265)	(716)	(920)	(4,252)
Net proceeds from sales of rental properties	--	--	--	60,639
Net proceeds from properties held for
development and sale	287	1,255	369	322
Portfolio investments - acquisitions	(18,141)	(44,378)	(30,436)	(44,378)
- settlement and sales	1,861	--	23,078	--
Advance to Morguard Corporation (Note 11)	--	(20,000)	(20,000)	(20,000)
Change in restricted cash	(844)	(2,203)	(970)	(4,060)

	(17,102)	(66,042)	(28,879)	(11,729)
Net proceeds from discontinued operations	--	--	--	13,797

	(17,102)	(66,042)	(28,879)	2,068

FINANCING ACTIVITIES
Repayment of mortgage principal and bank indebtedness	(576)	(1,206)	(1,375)	(71,595)
Redemption and repurchase of convertible debentures	(23,117)	--	(23,117)	(71,064)
Proceeds of mortgage financing and bank indebtedness	3,901	--	50,833	20,000
Dividends paid	(1,290)	(1,283)	(3,866)	(3,849)
Issue of capital stock	14	5	223	185
Settlement of convertible debentures	(984)	(889)	(2,854)	(2,582)

	(22,052)	(3,373)	19,844	(128,905)
Reduction in debt of discontinued operations	--	--	--	(59)

	(22,052)	(3,373)	19,844	(128,964)

TOTAL CASH USED	(38,204)	(68,305)	(3,704)	(121,324)
Effect of foreign currency translation on cash balances	1,182	47	(1,170)	(355)
Cash and cash equivalents at beginning of period	37,848	73,023	5,700	126,444

Cash and cash equivalents at end of period	$ 826	$ 4,765	$ 826	$ 4,765

Supplemental cash flow information:
Cash interest paid	$ 2,020	$ 2,474	$ 7,620	$ 9,403
Cash income taxes paid	68	60	2,794	180
Cash interest received	303	263	1,823	680

During the nine months ended September 30, 2002, the Company closed the sale of 109 housing lots and a school site in Guelph, Ontario for $4,329 which was satisfied by mortgages receivable of $3,148 and cash for the balance.

The accompanying notes form an integral part of these financial statements.

REVENUE PROPERTIES COMPANY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2003

1.    BASIS OF PRESENTATION

Revenue Properties Company Limited’s (the “Company”) significant accounting policies as documented in Note 1 of the most recent annual consolidated financial statements have been applied consistently for the nine months ended September 30, 2003. These unaudited interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles for annual consolidated financial statements and should be read in conjunction with the most recent annual consolidated financial statements.

2.    PORTFOLIO INVESTMENTS

The portfolio of marketable securities is carried at the lower of cost plus accrued interest of $421,000 (December 31, 2002: $458,000) and quoted market value. The market value of the portfolio was $36,173,000 at September 30, 2003 (December 31, 2002: $29,830,000).

3.    MORTGAGES AND ADVANCES RECEIVABLE

(in thousands of Canadian dollars)	September 30, 2003	December 31, 2002

Mortgages and notes receivable	$ 4,132	$2,297
Advance receivable from Morguard Corporation (Note 11)	20,075	--
Advances receivable	2,634	3,021

	$26,841	$5,318

4.    BANK INDEBTEDNESS

At September 30, 2003, the Company’s unused line of credit for general corporate purposes was $3,167,000 (December 31, 2002: $2,200,000). The interest rate on borrowings under the line of credit is 0.35% above the prime interest rate charged by a Canadian chartered bank.

5.    LONG-TERM DEBT

(in thousands of Canadian dollars)	September 30, 2003	December 31, 2002

Fixed rate mortgages payable on rental properties	$87,297	$44,671

Range of interest rates	6.55 - 8.52%	6.55 - 8.52%
Weighted average interest rate	6.71%	6.72%

Principal payments are due as follows:
2003	$ 747
2004	2,574
2005	2,751
2006	4,091
2007	20,815
2008 and subsequent	56,319

	$87,279

6.    CONVERTIBLE DEBENTURES

(in thousands of Canadian dollars, unless otherwise noted)

				Principal amount

Rate	Conversion price	Due Date	September 30, 2003	December 31, 2002

6.0%		March 1, 2004	US$ --	US$17,158

6.0%		March 1, 2004	$ --	$27,068
7.0%	$12.18	December 31, 2006	79,700	79,715

The conversion price in the table above has been restated to account for the stock consolidation described in Note 7.

On July 7, 2003, the Company redeemed and cancelled all of its outstanding 6% convertible debentures, which were to mature March 1, 2004. The debentures were redeemed at US$1,021.21 per US$1,000 principal amount, being an amount equal to the principal amount of the debentures plus accrued and unpaid interest. The redemption resulted in a non-cash loss of $338,000.

7.    SHARE CONSOLIDATION

On June 20, 2003 the issued and outstanding common shares of the Company were consolidated on the basis of seven pre-consolidation shares for one post-consolidation share. Common shares outstanding for comparative purposes have been restated. Common shares outstanding as at December 31, 2002 were 9,168,898 (64,157,512 before the share consolidation) and at September 30, 2002 were 9,168,660 (64,155,845 before the share consolidation).

Changes in the Company’s issued capital stock during the nine months ended September 30, 2003 are as follows:

(in thousands)	Common shares	Common shares Amount

January 1, 2003	9,169	$140,707
Issued on exercise of stock options	46	190
Issued on conversion of debentures	1	15
Subscription	3	32

September 30, 2003	9,219	$140,944

8.    INCOME PER SHARE

The following tables set forth the computation of per share amounts:

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

(i) Basic Income
Income from continuing operations	$ 2,488	$ 2,487	$5,702	$30,253
Provision for settlement of convertible debentures	(984)	(890)	(2,854)	(2,582)

Income from continuing operations available to common shareholders	1,504	1,597	2,848	27,671
Loss from discontinued operations	--	--	--	(533)

Net income available to common shareholders	$ 1,504	$ 1,597	$2,848	$27,138

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of Canadian dollars)	2003	2002	2003	2002

(ii) Diluted income
Income from continuing operations available to common shareholders	$ 1,504	$ 1,597	$2,848	$27,671
Imputed interest on liability component of convertible debentures	903	855	--	3,972

Diluted income from continuing operations available to common shareholders	2,407	2,452	2,848	31,643
Loss from discontinued operations	--	--	--	(533)

Diluted net income available to common shareholders	$ 2,407	$ 2,452	$2,848	$31,110

	Three months ended		Nine months ended
	September 30		September 30
(in thousands)	2003	2002	2003	2002

(iii) Denominator
Weighted average basic shares outstanding	9,216	9,169	9,203	9,160
Unexercised options	9	39	9	41
Effect of convertible debentures	6,545	6,545	--	8,438

Diluted shares outstanding	15,770	15,753	9,212	17,639

The amounts above have been restated to account for the stock consolidation described in Note 6 above. For the diluted income per share calculations nil common share options (2002: 81,000 common share options) were not included having a weighted average exercise price of nil per share (2002: $13.16) which was in excess of the trading price.

9.    SHARE BASED COMPENSATION

The Company has a stock option plan pursuant to which no more than 929,000 common shares may be issued at any time. The exercise price of each option equals the market price of the Company’s stock on the date of the grant and an option’s maximum term is five years. Options vest over a three-year period commencing with the date of grant. The exercise prices range from $3.15 to $10.99 after restatement for the stock consolidation described in Note 7 above.

There have been no share options granted to date in 2003. For share options issued in 2002, if the Company had adopted the fair value based method of accounting for its share option plan, the following changes would have occurred:

	Three months ended		Nine months ended
	September 30		September 30
(in thousands of Canadian dollars, except per share amounts)	2003	2002	2003	2002

Increase to pro forma compensation expense	$29	$29	$87	$87
Decrease to income per share
Basic	$0.00	$0.00	$0.01	$0.01
Diluted	$0.00	$0.00	$0.01	$0.00

The grant date fair value of options granted during the nine months ended September 30, 2002 was estimated using the Black-Scholes option pricing model incorporating the following assumptions: expected dividends of 8 cents per share; expected volatility of 48%; risk-free interest rate of 5.3%; and expected option life of 5 years. As the accounting standard is to be applied to all awards granted subsequent to January 1, 2002, the effective date of the Section, the pro forma disclosure excludes the effect of the awards granted before January 1, 2002.

A summary of the status of the Company’s share option plan as of September 30, 2003 and 2002 and the changes during the periods then ended is presented below. The amounts in the table below have been restated to account for the stock consolidation described in Note 6 above.

	Nine months ended September 30, 2003		Nine months ended September 30, 2002

(in thousands, except per share amounts)	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of period	201	$ 9.87	177	$ 8.26
Granted	--	--	78	$10.99
Exercised	(47)	$ 4.13	(40)	$ 4.55
Forfeited	(75)	$13.18	(4)	--

Outstanding at end of period	79	$ 9.99	211	$ 9.94

Options exercisable at end of period	56	$ 9.58	132	$10.85

For options outstanding as at September 30, 2003, the range of exercise prices and the weighted average exercise price is as follows:

(in thousands, except per share amounts)	Number of share options- exercisable / total	Weighted average exercise price- exercisable / total	Weighted average Remaining life

$3.15-$3.71	11 / 11	$3.65 / $3.65	2.28 years
$10.99	45 / 68	$10.99 / $10.99	3.45 years

10.    SEGMENTED INFORMATION

Prior to 2003, the Company owned retail and residential properties. By the end of 2002, the Company owned retail and office properties in Canada. On December 31, 2002, the Company acquired two office buildings. Accordingly, office revenues and operating expenses were not reported as a segment in 2002.

	Three months ended September 30, 2003			Three months ended September 30, 2002

(in thousands)	Retail	Office	Total	Retail	Residential	Total

Revenues	$10,748	$1,785	$12,533	$10,169	$3,034	$13,203
Operating expenses	5,495	656	6,151	5,149	2,380	7,529

Total	$ 5,253	$1,129	$ 6,382	$ 5,020	$ 654	$ 5,674

	Nine months ended September 30, 2003			Nine months ended September 30, 2002

(in thousands)	Retail	Office	Total	Retail	Residential	Total

Revenues	$32,722	$5,350	$38,072	$29,780	$14,393	$44,173
Operating expenses	16,756	1,949	18,705	15,094	11,062	26,156

Total	$15,966	$3,401	$19,367	$14,686	$ 3,331	$18,017

11.    RELATED PARTY TRANSACTIONS

Advance to Morguard Corporation

During the nine months ended September 30, 2003, the Company advanced $20,000,000 pursuant to a revolving loan agreement on an unsecured basis to Morguard Corporation (“Morguard”), which directly or indirectly owns 80% of the Company’s common shares as at September 30, 2003. The demand loan is interest bearing at the 30-day banker’s acceptance rate plus 175 basis points. Interest earned from the advance was $555,000 for the nine months ended September 30, 2003.

Agreement with Morguard Investments Limited

Effective January 1, 2003, the Company entered into a property management and corporate services agreement with Morguard Investments Limited (“MIL”), a subsidiary of Morguard. The Company incurred fees of $687,000 for property management and corporate services for the nine months ended September 30, 2003. The Company also reimbursed MIL $1,650,000 for property-related payroll expenses. The Company had $155,000 owing to MIL included in “Accounts payable and accrued liabilities” as at September 30, 2003.

REPORT TO SHAREHOLDERS

Income from continuing operations for the three months ended September 30, 2003 was $2.5 million (16 cents per share), compared to $2.5 million in 2002 (17 cents per share). Income in the current quarter was decreased by a $0.3 million non-recurring, non-cash loss on the redemption of the Company’s 6.0% convertible debentures.

Income from continuing operations for the nine months ended September 30, 2003 was $5.7 million ($0.31 per share) in 2003, compared to $30.3 million ($3.02 per share) for the same period in 2002. Income in 2002 was increased by a $10.5 million realization of the foreign currency translation account following the repatriation of cash from the US, a $23.9 million gain on the sale of The Oaks residential property, and was offset by a $1.0 million non-cash loss on the early redemption of convertible debentures.

Gross profit from rental operations was $6.4 million for the three months ended September 30, 2003 compared to $5.7 million for the same period in 2002. The increase results from the acquisition of the two office properties by the Company in December 2002, offset by a reduction in gross profit due to the sale of The Oaks in June 2002.

Gross profit from rental operations for the nine months ended September 30, 2003 increased 7.5% to $19.4 million due to higher contributions from the retail properties. On a same property basis, gross profit increased 4.6% for the nine months ended September 30, 2003 when compared to the same period in 2002, with all major properties contributing to the increase.

Interest expense for the nine months ended September 30, 2003 decreased to $6.3 million from $7.1 million for the nine months ended September 30, 2002. The decrease is due to the redemption of the 6.0% convertible debentures and debt extinguishment resulting from the sale of The Oaks. The decreases were offset by interest incurred on a new mortgage funded in March 2003, secured by the Creekside office properties.

General and administrative expenses decreased to $2.3 million for the nine months ended September 30, 2003. This represents a 31% decrease to the comparable period in 2002 and reflects the benefits derived from the Company’s property management agreement with Morguard Investments Limited. During the quarter, the Company changed its external auditors to Ernst & Young LLP.

Interest and other income represent the return realized on portfolio investments, as well as interest earned on loans and advances. As a result of the Company holding certain portfolio investments in US dollars, the Company recognized a $1.5 million foreign exchange loss for the nine months ended September 30,2003, as compared to a $0.6 million loss over the same period in 2002.

The primary indicator of performance for management continues to be funds from continuing operations (“FFO”). FFO for the three and nine months ending September 30, 2003 were $4.3 million ($3.5 million for the same period in 2002) and $10.1 million ($8.9 million in 2002), respectively. Last year, FFO included a recovery of current income taxes and FFO has been negatively impacted by the foreign exchange loss during 2003.

The computation of funds from continuing operations may differ from the methodology utilized by other real estate companies and, therefore, may not comparable to such other real estate companies. FFO is not indicative of the funds available for the Company’s cash needs.

As discussed in Note 3 to the financial statements, the Company completed a consolidation of its issued and outstanding common shares on the basis of seven pre-consolidation shares for one post-consolidation share on June 20, 2003. The seven-for-one consolidation resulted in the Company having 9,219,186 common shares outstanding as at September 30, 2003. Income per share amounts for 2002 have been restated for comparative purposes.

The Company has not acquired any common shares under the Normal Course Issuer Bid to October 28, 2003 while 46,200 stock options were exercised (restated to adjust for the share consolidation).

On July 7, 2003 the Company redeemed the remaining US$17,158,000 of 6% convertible subordinated debentures, which were due to mature in March 2004. The redemption was funded using cash on hand. The redemption resulted in a loss of $338,000.

The Company also announced today that it had declared the fourth quarterly dividend of 14 cents per common share, payable on December 31, 2003 to shareholders of record on December 15, 2003.

On behalf of the Board of Directors,

“Antony K. Stephens”	“Paul Miatello”
Antony K. Stephens	Paul Miatello
President	Vice-President, Finance

October 29, 2003